Warrantee Inc.

June 16, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Dietrich King

Re:	Warrantee Inc.
Registration Statement on Form F-1
Filed June 2, 2023
File No. 333-272367

Ladies and Gentlemen:

This letter is in response to the letter dated June 13, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Warrantee Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed June 2, 2023

Risk Factors

Risks Related to this Offering and Ownership of the ADSs, page 21

1. Please revise your risk factors section to update and expand your discussion regarding your failure to satisfy your periodic reporting obligation under the Securities Exchange Act of 1934, including relevant disclosure specifically related to this failure and your internal controls over financial reporting as well as potential consequences for the company and impact to investors given your recent failure to meet your periodic reporting obligation and should you continue to fail to meet your periodic reporting obligation in the future. We note your risk factors titled "We will incur significant increased costs as a result of operating as a public company..." and "We have identified deficiencies that could aggregate to a material weakness in our internal control over financial reporting..." beginning on page 22 and 23, respectively.

In response to the Staff’s comments, we revised our disclosure on pages 22 to 25 of the Amended Registration Statement to update and expand our discussion regarding our failure to satisfy our periodic reporting obligations under the Securities Exchange Act of 1934.

General

2. We note your registration statement on Form F-1 that went effective on June 30, 2022 to offer ADSs, as well as the effective Form 8-A to register those securities under Section 12(b) of the Securities Exchange Act of 1934. In light of the effectiveness of these filings, it appears you are subject to the periodic reporting requirements of the Exchange Act. Therefore, in accordance with the applicable requirements for foreign private issuers, please file an annual report on Form 20-F for the fiscal year ended March 31, 2022, which should include financial information for the fiscal years ended March 31, 2022, 2021 and 2020. Additionally, we note that it appears you may soon be required to file an annual report on Form 20-F for the fiscal year ended March 31, 2023, which should include audited financial information for the fiscal years ended March 31, 2023, 2022, and 2021. Finally, please file any outstanding required current reports on Form 6-K as applicable.

In response to the Staff’s comments, we filed an annual report on Form 20-F for the fiscal year ended March 31, 2022 on June 16, 2023 and a report of foreign private issuer on Form 6-K on June 16, 2023. The Company undertakes to file an annual report on Form 20-F for the fiscal year ended March 31, 2023 within four months after the end of the fiscal year.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yusuke Shono
Name:	Yusuke Shono
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC